SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                        For the month of February, 2001

                              ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.
                 (Translation of registrant's name into English)

            Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands
                    (Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                              Form 20-F     X      Form 40-F
                                          -----               -----
              [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes         No   X
                                     ----       -----

          Schedule of Information Contained in this Report:

          1. The English language press release of ABN AMRO BANK N.V. announcing the sale of European American Bank, a subsidiary of ABN AMRO in New York.

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-49198.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ABN AMRO Bank N.V.


Date:  February 15, 2001           By: /s/ R.W.F. van Tets
                                      Name:   R.W.F. Van Tets
                                      Title:  Member of the Managing
                                              Board

                                   By: /s/ S.A. Lires Rial
                                      Name:   S.A. Lires Rial
                                      Title:  Member of the Managing
                                              Board

Amsterdam/New York, 12 February 2001


ABN AMRO AND CITIBANK REACH AGREEMENT ON SALE OF EUROPEAN AMERICAN BANK
-----------------------------------------------------------------------

ABN AMRO Bank N.V. today announced it has reached an agreement on the sale of European American Bank (a subsidiary of ABN AMRO in New York) to Citibank N.A. The agreed transaction price consists of a USD 1.6 billion equity stake (representing a price to tangible book ratio of 3.34x), the assumption of USD 350 million in preferred shares and a post purchase price adjustment to reflect EAB earnings to the closing date. ABN AMRO currently estimates such earnings will exceed USD 50 million. The transaction is subject to the relevant approvals of regulatory and supervisory authorities and is expected to close in mid 2001.

European American Bank (EAB) is a New York State chartered commercial bank with 97 branches, conducting commercial and retail banking activities in the New York metropolitan area. In addition, EAB conducts leasing and lease lending activities through offices nationwide.

The proceeds of this transaction will be used by ABN AMRO to partly finance two recent acquisitions in the United States. In the year 2000 the bank acquired Alleghany Asset Management, a fund manager (this transaction was recently closed) and Michigan National Corporation, a commercial bank, for a total amount of USD 3.575 billion. The remaining part of the funding will be financed through internal sources, so ABN AMRO will not have to issue any new shares.

Commenting on the sale, Joost Kuiper, Member of the Managing Board of ABN AMRO, stated:
"It has been a difficult decision to sell a part of our bank with a solid track record like EAB. We had come to the conclusion, however, that the real scope for growth and synergies for ABN AMRO in the US lies in the Midwest, building from an already leading position in that region. These opportunities for profitable growth are stronger than those in the New York metropolitan area, which in our US network has a somewhat isolated geographical position".

EAB Chairman and CEO Edward Travaglianti commented: "We are pleased to join forces with Citibank to build a banking presence on Long Island and New York that represents the best that both our companies have to offer. We couldn't think of a better organization to team up with and in this way to become part of the leading bank in terms of deposits on Long Island. Furthermore Citibank understands and values the great relationships we have with our customers and communities over the years, and at the same time, is able to offer a wider range of products and services designed to help our customers realize their financial goals and objectives".

ABN AMRO was advised by ABN AMRO Inc. and JP Morgan Securities.
Vedder, Price, Kaufman & Kammholz acted as legal advisor to ABN AMRO. Citigroup was internally advised.

Further information can be obtained from:
Press Relations            :+31 20 6288900
------------------------------------------
Investor Relations         :+31 20 6287835

This press release is also available on the internet on:
http://www.abnamro.com/com/pressinformation/pressinformation.asp

Note to the editor:

ABN AMRO Bank N.V.
------------------
Netherlands-based ABN AMRO Bank N.V. is one of the world's largest banks and is organized into three autonomous strategic business units, each with a clear responsibility for managing a distinct client segment. Wholesale Clients, which brings together investment and corporate banking servicing the needs of large corporate, institutional and public sector clients internationally. Consumer and Commercial Clients focusing on consumer and SME clients in a number of key markets worldwide. Private clients and asset management encompassing the asset gathering of private banking and fund management business, combining them in an integrated global business. ABN AMRO has total assets of approx. USD 500 billion and more than 3,500 locations in 70 countries and territories.

ABN AMRO in North America
In North America, ABN AMRO is headquartered in Chicago and has USD 171 billion in assets and more than 20,000 employees, with offices in 13 cities in the U.S, Canada and Mexico serving wholesale clients. Major North American subsidiaries include ABN AMRO Incorporated, an investment banking, advisory and brokerage firm; ABN AMRO Asset Management (USA) LLC; LaSalle Bank in Chicago and Standard Federal Bank in Michigan. In November 2000, ABN AMRO announced the acquisition of Michigan National Corporation, which after closing of the transaction, is planned to be integrated with Standard Federal.

Citibank N.A. is the North American banking arm of Citigroup, (NYSE:C), the preeminent global financial services company. Citigroup provides some 120 million consumers, corporations, governments and institutions in more than 100 countries with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, insurance, securities brokerage and asset management. Major brand names under Citigroup's trademark umbrella are Citibank, CitiFinancial, Primerica, Salomon Smith Barney, and Travelers. Additional information may be found at: www.citigroup.com.